Kellie Kim

Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission Washington, DC 20549

June 6, 2024

Re:	YSMD, LLC

Offering Statement on Form 1-A

Post Qualification Amendment No. 10

Filed January 19, 2024

File No. 024-12008

Dear Ms. Kim:

We acknowledge receipt of comments in your letter of May 20, 2024 regarding the Offering Statement of YSMD, LLC (the “Company”), which we have set out below, together with our responses.

Post-Qualification Amendment No. 10 filed on June 6, 2024

Post-Qualification Amendment to Form 1-A General

1.	Given your disclosure of the current status of your offerings in response to prior comment 1, please update your disclosure regarding your business plans including your plan of operations on page 46 and your statements regarding the acquisition of properties in he second quarter of 2024 on page 50. Based on your disclosure on page 5, it appears that you must yet sell significant numbers of shares in these offerings before you meet the minimum offering amount for each offering.

Response: The company has amended its disclosure to update its business plans including its plan of operations and its statements regarding the acquisition of properties as requested by the Staff.

Bonus Shares, page 29

2.	We note your revised disclosure regarding the bonus share program, including that the Bonus Interests will count towards the Maximum Series Interests offered for each Series. Please tell us how the issuance of bonus interests will impact the net proceeds you will raise from the offering of a series including how you will fund such purchases of bonus interests by providing cash to investors as you indicate in your response. Explain, for example, whether the additional cash to pay for bonus interests will be raised by each series or provided as a loan to such series or otherwise. Clarify the process for transferring cash to investors. Also, it appears you may not issue bonus interests to investors who purchase at the end of the offering, as you indicate that not all purchasers of our Series Interests may receive Bonus Interests. Please clarify the circumstances, if any, where certain purchasers who meet the criteria for receiving bonus interests would not receive such interests.

Response: The issuance of bonus interests will not impact the net proceeds the company will raise from the offering of a series. This is because the Managing Member will fund purchases of such bonus interests by contributing cash (at the public offering price) to a series on behalf of investors who will receive shares of the same series. As a result, no cash will be transferred to the investors, no series will raise any additional cash to pay for bonus interests or to provide a loan to such series or otherwise. All purchasers who meet the criteria for receiving bonus interests will receive such bonus shares until an offering is fully subscribed. The company has updated its disclosure to make this clear. For example, if an investor purchases $1000 in series interests, an investor in the offering will be allowed to subscribe for for an additional $100 of bonus Interests of the same series paid for by the Managing Member, such that all series interests are fully paid for. The bonus interests are part of the same interests qualified by the company, and not a separate category of interests.

3.	We note your response to comment 3; however, it is unclear how you concluded that the bonus interests offered for the Buttonwood 19-3 series were part of the offering of such series interests given you do not appear to have provided any disclosure regarding such bonus interests in the offering statement filed July 17, 2023. Please explain how you concluded that these securities were included in the offering statement given the apparent absence of any description of the terms of such securities and how they would be issued.

Response: There is no separate pool of series interests for bonus interests other than those that have been qualified under the specific series offering. As set forth above, any bonus interests are part of the Maximum Series Interests qualified and offered for each series. To date, no bonus interest have been granted for any series nor will the company do so before qualification of its post-qualification amendment which will include such disclosure.

Interests of Management and Others, page 56

4.	We note your response to comment 4. For consistency, please revise the last paragraph on page 56 and remove Exhibit 6.13 or advise.

Response: The company has revised the last paragraph as requested by the Staff and has removed Exhibit 6.13.

Unaudited Pro Forma Combined Financial Statements, page 153

5.	We note your inclusion of a Pro Forma Balance Sheet and Income Statement for the year ended December 31, 2022. Please note that the balance sheet should only be presented as of the latest balance sheet date and the income statement should be based on the latest fiscal year and interim period included in the filing if applicable. Please remove the 2022 Pro Forma Income Statement and Balance Sheet from your filing. Refer to Rule 8-05 and Article 11-02(c) of Regulation S-X.

Response: The company has removed the 2022 Pro Forma Income Statement and Balance Sheet from its filing.

19-21 Buttonwood LLC, Audited Financial Statements as of December 31, 2023 and 2022, page F-106

6.	We note your response to comment 5. Please tell us why you believe the financial statements of 19-21 Buttonwood should still be included in the filing.

Response: In response to the SEC’s comment above, the company has removed the financial statements of 19-21 Buttonwood in its filing.

Consent of Independent Auditor Part III, Exhibits, page F-160

7.	Please have your auditor provide an updated consent to reference all of the audited financial statements included in the filing.

Response: The company has had its auditor provide an updated consent to reference all of the audited financial statements included in the filing.

If you have additional comments or questions, please feel free to contact me at jill@crowdchecklaw.com.

Sincerely,

/s/ Jill Wallach

Jill Wallach

Counsel

CrowdCheck Law LLP

Cc:	Shannon Menjivar, Securities and Exchange Commission

Ruairi Regan, Securities and Exchange Commission

Pam Long, Securities and Exchange Commission

Qian Wang, YSMD, LLC